SAFRAN

SIÈGE SOCIAL

February 7, 2008

[redacted]

08000680

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Paul Dudek, Esq.

SUPPL

SAFRAN
Rule 12g3-2(b) File No. 82-34974

Dear Sirs:

The enclosed information, as set forth in the Annex attached hereto, is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SAFRAN (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions with regard to this information or require additional information, please contact the undersigned in Paris at +33 1 40 60 84 28.

Very truly yours,

PROCESSED
FEB 15 2008
THOMSON
FINANCIAL

Francis de Raimond

cc: Alain Marcheteau
(Safran)

SAFRAN
Société anonyme à Directoire et Conseil de surveillance
au capital de 83 405 917 euros - 562082909 RCS Paris
2, Bd du Général Martial-Valin - 75724 Paris Cedex 15 - France

Tél. +33 (0)1 40 60 80 80
Fax +33 (0)1 40 60 81 02
www.safran-group.com

SAFRAN

I. Press Releases

- January 15, 2008 – SAFRAN reports 2007 consolidated sales
- January 16, 2008 – Snecma Propulsion Solide creates Aeronautics and Composites Division
- January 17, 2008 – A new shareholder for Sagem Communications – SAFRAN finalizes transfer to The Gores Group
- January 23, 2008 – Management appointments at SAFRAN
- January 25, 2008 – Appointments at SAFRAN Group companies
- February 5, 2008 – Clean Sky Programme takes off at launch forum

II. Documents provided to regulatory authorities or stock exchanges and made public by such entities

None

III. Documents provided to shareholders, published or made available to the public

None

RECEIVED
2008 FEB 12 P 12:25

SAFRAN REPORTS 2007 CONSOLIDATED SALES

Press release

Communiqué de presse

Paris, January 15, 2008

SAFRAN, a leading international high-technology group specialized in aerospace propulsion, aircraft equipment, defense and security, and communications, has announced its consolidated sales for the year ended December 31, 2007.

Key Figures

- 2007 consolidated sales: 12 billion euros.

  - Up 5.9% over 2006
  - Up 7% to 10.8 billion euros, excluding the broadband business now in the process of being sold
  - Up 13.2% to 11.5 billion euros at constant size and exchange rates, excluding the broadband business now in the process of being sold
  - Exceeds group's original target of 5% growth.

- At December 31, 2007, net debt stood at 160 million euros, a sharp reduction over the year-end 2006 figure of 419 million euros.

- Dollar exposure is now fully hedged for 2008.

Commenting on these results, Chief Executive Officer Jean-Paul Herteman said:

"SAFRAN recorded healthy consolidated sales for 2007 of 12 billion euros, representing growth of 5.9% compared with 2006. At constant size and exchange rates, our sales grew 13.2% (excluding the broadband communications business, currently being sold to the Gores Group). We posted strong growth in our aerospace businesses and set a new record for orders: 2,704 CFM56 engines, more than twice as many as we delivered during the year. All business lines in the Defense Security branch also posted growth, as we increased our share of these markets. Because of this excellent performance, we exceeded our sales targets. At the same time, SAFRAN pursued its strategic refocus to create added value, while also reducing our debt load."

SAFRAN
Direction de la Communication

2, bd du Général Martial Valin
75724 Paris Cedex 15 – France

www.safran-group.com

Press Contact
Jocelyne TERRIEN

Tel +33 (0)1 40 60 80 28
Mob 33 (0)6 07 83 59 73

jocelyne.terrien@safran.fr

Communiqué de presse . Press release

Sales (millions of euros, IFRS standards)

	Year ended Dec. 31, 2006	Year ended Dec. 31, 2007	Sales increase / decrease
Aerospace Propulsion	5,073	5,920	+ 16.7%
Aircraft Equipment	2,644	2,703	+ 2.2%
Defense Security	1,445	1,548	+ 7.1%
Communications (mobile)	958	656	- 31.5%
Subtotal – ongoing businesses	**10,120**	**10,827**	**+ 7.0%**
Broadband communications, now being divested	1,209	1,176	- 2.7%
Consolidated sales	**11,329**	**12,003**	**+ 5.9%**

Strong growth in the aviation market

The aviation market continued to generate record orders. In 2007, for instance, a total of 2,704 CFM56 engines were ordered, compared with 2,121 in 2006, bringing the order book to 5,636 CFM56 engines at December 31, 2007.

Orders for helicopter engines remained buoyant, at 1,065 for the year. Other aircraft equipment segments also posted strong order growth, including landing gear, wheels and brakes.

Aerospace Propulsion: dynamic growth for original equipment and spares

Sales by the Aerospace Propulsion branch grew 16.7% (or 25.2% at constant size and exchange rates), reflecting the continued favorable trends in this market. Deliveries of new engines for both commercial airplanes and for helicopters grew more than 20% compared with 2006. Sales of CFM56 spare parts recorded 36% growth for the year, as the most recent models begin to need maintenance. The service business, which generates 44% of branch sales, continued to develop. This clearly reflects both the excellent potential of our installed base of engines in service (now more than 17,600 CFM56 engines), and the growing maturity of this fleet, which generates strong spare parts sales.

SAFRAN
Direction de la Communication

2, bd du Général Martial Valin
75724 Paris Cedex 15 – France

www.safran-group.com

Press Contact
Jocelyne TERRIEN

Tel +33 (0)1 40 60 80 28
Mob 33 (0)6 07 83 59 73

jocelyne.terrien@safran.fr

Aircraft Equipment: a transitional year in the wake of the A380

Aircraft equipment sales grew by 2.2% in 2007 (9.5% at constant size and exchange rates). The service business posted strong growth of 18%, and now accounts for 26% of the branch's sales. In terms of original equipment, the branch geared up for A380 deliveries in 2007, and production will ramp up considerably in 2008.

Defense Security: significant development in key positions

The Defense Security branch posted overall sales growth of 7.1% for 2007. Its leadership positions, particularly in inertial navigation systems, supported this business growth.

The Security sector recorded dynamic growth of 17%. All of our business sectors increased their market share against a general background of sustained growth: governmental solutions and biometrics, secure terminals and smart cards.

Communications: divestment and strategic refocus

Sales by the Broadband Communications business were largely stable from 2006 to 2007. The sale of this business to the investment fund the Gores Group will be finalized at the end of January 2008. As expected, second half sales by the mobile phone business exceeded first-half sales. However, for the full year 2007, sales decreased 31.5% compared with 2006. The business continues to streamline its range and shift its focus more to ODM (Original Design Manufacturing) services, as reflected in the agreement signed with Sony Ericsson.

Financial announcements

2007 annual results	Feb. 14, 2008
Q1 sales 2008	April 11, 2008
Annual General Meeting of Shareholders	May 28, 2008
Q2 sales 2008	July 10, 2008
H1 results 2008	July 31, 2008

SAFRAN *is an international high-technology group with four core businesses: Aerospace Propulsion, Aircraft Equipment, Defense Security, and Communications. It has more than 63,000 employees in over 30 countries, and annual revenues of 12 billion euros. The SAFRAN Group comprises a number of companies with prestigious brand names, and holds, alone or in partnership, global or European leadership positions in all of its markets.*

SAFRAN
Direction de la Communication

2, bd du Général Martial Valin
75724 Paris Cedex 15 – France

www.safran-group.com

Press Contact
Jocelyne TERRIEN

Tel +33 (0)1 40 60 80 28
Mob 33 (0)6 07 83 59 73

jocelyne.terrien@safran.fr

Press release

Snecma Propulsion Solide creates Aeronautics and Composites Division

Le Haillan, January 16, 2008 – Snecma Propulsion Solide has made a firm commitment to expanding the use of its composite materials to the aviation sector. Reflecting this new strategic direction, on January 1st the company created an Aeronautics and Composites division, headed by Olivier Le Merrer and reporting to the Chairman and CEO.

Snecma Propulsion Solide intends to leverage its expertise in the design and production of composite materials to expand their use on aircraft and win new contracts.

Starting more than 40 years ago, Snecma Propulsion Solide has developed families of advanced composite materials, originally designed for missiles, then used on launchers and other applications. In addition to creating a multidisciplinary network of university research labs, Snecma Propulsion Solide has deployed the production and R&D facilities – some of them the only ones of their kind in the world – needed to meet evolving market requirements. For instance, a technology originally developed for rocket motors has now made SAFRAN the world leader in carbon brakes for commercial jetliners.

Through this new division, Snecma Propulsion Solide bolsters its ability to meet the needs of its civil, military and government clients, in each of its core businesses. It will also facilitate the creation of industrial or commercial partnerships.

Snecma Propulsion Solide (SAFRAN Group) is the European leader in the design and production of solid rocket motors, and also designs and produces the nozzles for Europe's heavy-lift Ariane 5 launcher and Vega light launcher, via Europropulsion, an equally-owned subsidiary of SAFRAN and Avio. Snecma Propulsion Solide provides solid propulsion systems for all ballistic missiles in France's nuclear deterrent force, through G2P, a joint venture owned 75% by Snecma Propulsion Solide and 25% by SNPE Matériaux Energétiques. As the SAFRAN Group's center of excellence in thermostructural composites, Snecma Propulsion Solide has earned global recognition for composites used in aerospace, defense and industrial applications.

SNECMA PROPULSION SOLIDE
Direction de la Communication

Les Cinq Chemins
33187 LE HAILLAN

www.snecma-propulsion-solide.com

Press contact
Jean-Louis CULLERIER

Tel +33 (0)5 56 55 31 96
Fax +33 (0)5 56 55 89 85

jean-louis.cullerier@snecma.fr

SAFRAN

press release

A new shareholder for Sagem Communications

SAFRAN finalizes transfer to The Gores Group

Paris, January 17, 2008

SAFRAN and The Gores Group have finalized the acquisition by The Gores Group of the company Sagem Communications for 383 millions euros.

The transfer agreement was signed on January 16, following consultations with all unions and after receiving the necessary authorizations from French and European authorities. The transaction will take effect on January 25.

At that time, The Gores Group will be the majority shareholder in Sagem Communications. Among the minority shareholders, about 20% of the capital will be held by a group of employees and management, and 10% by SAFRAN.

Sagem Communications' core businesses are broadband communications and convergence activities, including printing terminals, digital TV set-top boxes, broadband and residential terminals, telecom systems and partnerships.

The company has 6,500 employees worldwide, and posted sales of 1.2 billion euros in 2007.

Xavier Lagarde, a member of the SAFRAN Executive Board and head of the Group's Communications branch, said: *"The Gores Group can provide Sagem Communications with the resources needed to develop its business and seize current market opportunities, enabling it to reach critical mass and play a top-tier role in the global market."*

Jean-Paul Herteman, Chief Executive Officer of SAFRAN, said: *"We are satisfied with this solution, since it protects the interests of both SAFRAN's shareholders and the customers and employees of Sagem Communications. This transaction is a first step in the refocusing of SAFRAN's business on its three growth markets, namely aerospace, defense and security."*

SAFRAN *is an international high-technology group with four core businesses: Aerospace Propulsion, Aircraft Equipment, Defense Security, and Communications. It has more than 63,000 employees in over 30 countries, and annual revenues of 12 billion euros. The SAFRAN Group comprises a number of companies with prestigious brand names, and holds, alone or in partnership, global or European leadership positions in all of its markets.*

SAFRAN
Direction de la Communication

2, bd du Général Martial Valin
75724 Paris Cedex 15 – France

www.safran-group.com

Press Contact
Jocelyne TERRIEN

Tel +33 (0)1 40 60 80 28
Mob 33 (0)6 07 83 59 73

jocelyne.terrien@safran.fr

SAFRAN

Press release

Management appointments at SAFRAN

Paris, January 23, 2008

Emeric d'Arcimoles, 59, has been named Executive Vice President, International Affairs, effective April 1, 2008.

Olivier Andries, 45, has been named Executive Vice President, Strategy, effective March 1, 2008.

Dominique Hédon, 57, has been named special advisor to the CEO, effective March 1, 2008.

Françoise Descheemaeker will be nominated as Chairman and CEO of Safran Conseil. The Board of Directors of this company will make a decision on this nomination, to take effect on April 1, 2008. Ms Descheemaeker is also named director of sponsorships, as of this same date, and will therefore be nominated as president of the Safran Foundation.

François Courtot, 59, has been named Vice President, Institutional Affairs and Major Accounts, South Regions (in particular for Airbus and Eurocopter). He will report to Dominique-Jean Chertier, Executive Vice President and member of the Executive Board. This appointment will take effect on April 1, 2008.

Hélène Séguinotte has been named National Executive Safran Canada, effective July 1, in addition to her position as Chief Executive Officer of Turbomeca Canada.

Bruno Bernard, 51, has been named Vice President, Improvement Initiatives, effective February 1, 2008. He will report to Marc Ventre, Executive Vice President, Aerospace Propulsion branch and Production division.

Gilles Bouctot, 48, has been named Deputy to the Executive Vice President, Aircraft Equipment branch, in charge of Strategy and Operations. This appointment takes effect on February 1, 2008.

Benoît Gosset, 53, has been named Deputy to the Executive Vice President, Aerospace Propulsion branch, effective January 1, 2008.

__SAFRAN__ is an international high-technology group with four core businesses: Aerospace Propulsion, Aircraft Equipment, Defense Security, and Communications. It has more than 63,000 employees in over 30 countries, and annual revenues of 12 billion euros. The SAFRAN Group comprises a number of companies with prestigious brand names, and holds, alone or in partnership, global or European leadership positions in all of its markets.

SAFRAN
Direction de la Communication

2, bd du Général Martial Valin
75724 Paris Cedex 15 – France

www.safran-group.com

Press Contact
Jocelyne TERRIEN

Tel +33 (0)1 40 60 80 28
Mob 33 (0)6 07 83 59 73

jocelyne.terrien@safran.fr



Emeric d'Arcimoles named **Executive Vice President, International Affairs,**
effective April 1, 2008
59, post-grad degree in thermodynamics

Emeric d'Arcimoles started his career at the Group with the technical support department at Snecma's Corbeil plant in 1974. After working for the M53 support department, Emeric was named manager of the subcontracting department at Gennevilliers, then of the production management department, and of the accounting, management and administration department.
Emeric joined Hispano-Suiza in 1987 as head of the mechanical production unit, before being named director of the Bois-Colombes plant from 1992 to 1997. He was then named managing director of the Belgian company Techspace Aero. In March 2001 he was named Chairman and CEO of Turbomeca, as well as taking charge of Microturbo in March 2007.

Emeric holds the rank of Chevalier in the National Order of Merit



Olivier Andries named **Executive Vice President, Strategy,**
effective March 1, 2008
45– Polytechnique, Ecoles des Mines

After holding various positions at the treasury department of the DRIRE (regional industry, research and environment directorate), Olivier Andries joined the French Minister of Economy and Finance's cabinet in 1993 as industrial advisor.
In 1995 he joined the Lagardère group as vice president, strategy, coordinating several merger & acquisition projects. In 1998 he was named special advisor to Jean-Luc Lagardère, and he played a decisive role in the launch of the A380.
Olivier joined Airbus in 2000 as director of product policy, then was successively named vice president, marketing and price policy and director of the A330/A340 program. In 2005, he was named vice president, strategy and cooperation, and appointed to the Airbus executive committee. In his latter role he instigated the A350XWB project, and negotiated the A320 assembly line project in China.
In July 2007, Olivier Andries was named vice president, strategy at EADS.



Dominique Hedon named **special advisor to the CEO,**
effective March 1, 2008
57, Polytechnique (78) - Supaéro (73) – Master's in Economic Sciences - *Ingénieur de l'armement*

After working for French defense procurement agency DGA, Dominique Hédon joined Snecma in 1980 as director of the CFM56 program, then budget director from 1985 to 1988. He was named executive vice president of Messier-Bugatti from 1988 to 1991, and then director of commercial engines at Snecma from 1991 to 1993.
In 2003, Dominique was named to the Snecma management committee as executive vice president, industrial strategy. Before returning to Snecma, he worked for Allied Signal (now Honeywell) as director of sales and support services in Europe, then commercial engine sales & marketing director in Phoenix, Arizona.

On January 1, 2004, Dominique Hédon was named executive vice president, Aircraft Equipment branch, then in September 2006 he became executive vice president, strategy and development.



Françoise Descheemaeker nominated as **Chairman and CEO of Safran Conseil,**
Director of Sponsorships, and nominated as **President of the Safran Foundation,**
effective April 1, 2008.

Ecole Normale Supérieur, Université
IEP Paris (79) - ENA (85)

After heading a subdirectorate at the French industry directorate, Françoise Descheemaeker joined the Group in 1990 as special advisor to the director of labor relations at Snecma.
Françoise was named deputy director of labor relations development in 1992, then deputy to the head of human resources. She was named vice president, human resources in 1995, then director of human resources development and internal communications in 2001.
In 2001, Françoise was named vice president, communications for the Group.

Françoise Descheemaeker holds the rank of Chevalier in the Legion of Honor.



François Courtot named **Vice President, Institutional Affairs and Major Accounts, South Region,**
effective April 1, 2008
59 - Supaéro (71) - *Ingénieur en chef de l'Armement* -
Fighter pilot

After holding various positions at the DGA, Dassault Aviation and Aerospatiale, François Courtot joined the Snecma Group in 1997 as director of aircraft turbines at Turbomeca and Chairman and CEO of subsidiary CGTM. In 2003, François was named vice president, international affairs for the Group, and since 2006 he has been Chairman & CEO of SAFRAN USA Inc.

François Courtot holds the Aeronautics Medal,
and the rank of Chevalier in the National Order of Merit and the Legion of Honor.



Hélène Seguinotte named **National Executive Safran Canada,**
in addition to her position as Chief Executive Officer of Turbomeca Canada,
effective July 1, 2008.

ESC de Pau (81),
D.E.S.C.A.F
MBA - Marketing & Management at the
University of South Alabama

Hélène Seguinotte joined the Group in 1992. After 13 years of experience with Turbomeca, especially in operator support, Hélène spent four years in Munich as sales and marketing director for MTU-Turbomeca-Rolls-Royce GmbH (MTR), in charge of coordinating the MTR390 engine program for the Tiger helicopter developed by Eurocopter.

In February 2002, Hélène was named Chief Executive Officer of Turbomeca Canada Inc.



Bruno Bernard named **Vice President, Improvement Initiatives,**
effective February 1, 2008.
51– Polytechnique (76) – Ecoles des Mines (82)

From 1982 to 1993, Bruno Bernard held various positions with the ministry of industry, and with the ministries of labor and employment and agriculture, as well as the cabinet of the prime minister. He then joined Crédit Lyonnais, where he was successively regional director in the domestic retail network, director of major accounts for the German subsidiary BFG, then CEO and founder of Crédit Lyonnais Germany-Austria, before coordinating the merger of Crédit Lyonnais and Crédit Agricole in this region, and working as a business consultant for the last two years.

Bruno Bernard is a Foreign Trade advisor for France, and holds the rank of Chevalier in the Order of Agricultural Merit



Gilles Bouctot named **Deputy to the Executive Vice President, Aircraft Equipment branch, in charge of Strategy and Operations,**
effective February 1, 2008

48 – Ecole Centrale de Paris (82)

Gilles Bouctot started his career with the Group in 1983 as an organization and computerization engineer with Snecma. He held various positions as management controller and workshop manager. In 1989 Gilles was named deputy to the director of the experimental production unit, then head of the rotating parts unit until 1999. He was then named vice president production at Hurel-Dubois Meudon, and executive vice president of operations and production from 2000 to 2003. Gilles was then appointed vice president, strategy at Messier-Dowty Vélizy, until being named president of Messier Services International in March 2004.



Benoit Gosset named **Deputy to the Executive Vice President, Aerospace Propulsion branch,**
effective January 1, 2008
53 – Ecole Centrale de Lille (78)

Benoit Gosset started his career with the Group at Messier-Bugatti as coordination engineer, before being named sales manager in the United States from 1986 to 1989. On his return to France, Benoit was named head of the logistics, new business and repairs department in 1990. In 2000 he was named COO of Messier Services, then President of Messier Services International on March 1, 2002. In March 2004 he was placed in charge of the large nacelles division at Aircelle. He was in charge of organization at Aircelle from 2007 until this appointment.

SAFRAN

Press release

Appointments at SAFRAN Group companies

Paris, January 25, 2008

Pierre Fabre, 54, will be nominated as Chairman and Chief Executive Officer of Turbomeca. The company's Board of Directors will make a decision on this appointment, which will take effect on March 1, 2008.

Christian Mari, 56, has been named Chief Operating Officer of Messier Bugatti, effective March 1, 2008.

Gérard Le Page, 53, will be nominated as Chairman and Chief Executive Officer of Teuchos. The company's Board of Directors will make a decision on this appointment, which will take effect on March 1, 2008.

Patrick Samier, 54, has been named Executive Vice President, Sagem Avionics division, effective April 1, 2008, Current division head Christian Jaeger is retiring.

Joël Berkoukchi, 42, will be nominated as Chairman and Chief Executive Officer of Messier Services International. The company's Board of Directors will make a decision on this appointment, which will take effect on February 1, 2008.

Encl: biographies

__SAFRAN__ is an international high-technology group with four core businesses: Aerospace Propulsion, Aircraft Equipment, Defense Security, and Communications. It has 57,000 employees in over 30 countries, and annual revenues of 12 billion euros. The SAFRAN Group comprises a number of companies with prestigious brand names, and holds, alone or in partnership, global or European leadership positions in all of its markets.

SAFRAN
Direction de la Communication

2, bd du Général Martial Valin
75724 Paris Cedex 15 – France

www.safran-group.com

Press Contact
Jocelyne TERRIEN

Tel +33 (0)1 40 60 80 28
Mob 33 (0)6 07 83 59 73

jocelyne.terrien@safran.fr



Pierre Fabre nominated as **Chairman and CEO of Turbomeca,**
effective March 1, 2008.
54 – Supaéro (75)

Pierre Fabre joined the Group in 1976 with the engineering division of Snecma, where he held several management positions, in particular for CFM56 control systems, CFM56 project manager and head of the control division. He was named director of CFM56 programs in 1996. Pierre joined Messier-Bugatti in 2000 as head of the braking division. In 2001 he was named president of CFM International, the joint subsidiary of General Electric and Snecma based in Cincinnati, Ohio. When he returned to France in September 2005, Pierre was named chief operating officer of Turbomeca, also taking charge of the company's subsidiary CGTM (March 2007).



Christian Mari named **Chief Operating Officer of Messier-Bugatti,**
effective March 1, 2008.
56 – Centrale Lyon (74)
Post-graduate degree in applied mathematics
PhD in fluid mechanics engineering

Christian Mari joined the Group in 1978 with the Snecma design department. He subsequently held management positions with the development blades and quality-methods departments. In 1991 Christian was named head of the technical resources coordination department, before moving to headquarters in 1993 as vice president, human resources. In 1995 he was appointed director of the advanced technology division and of aeronautical development research. He was named director of research & technology for Snecma Moteurs and then for the Group in 2002.
In November 2004, Christian was named chairman and CEO of the engineering company Teuchos.



Gérard Le Page nominated as **Chairman and CEO of Teuchos,**
effective March 1, 2008

53 - HEC (77) – CPA

Gérard Le Page joined the Group in 1989 as chief financial officer of Hispano-Suiza. He was then named vice president and head of the aerostructures division at Hispano-Suiza Le Havre in 1992. He was subsequently named vice president, production until November 1996, when he joined Snecma's Corbeil plant as head of the multifunction software program, becoming director of information systems in 2000.
In March 2004, Gérard was placed in charge of the "Ambition 2008" program, then named vice president for improvement initiatives at Safran.



Patrick Samier named **Executive Vice President – Sagem Avionics Division,**
effective April 1, 2008.
54 – Polytechnique (72) – ENSTA (77)
Ingénieur en chef de l'Armement

Patrick Samier started his career with French defense procurement agency DGA in 1977. In 1983 he was named technical advisor to the minister of industry and research. Patrick was named chief of staff of the chairman of the Thomson group in 1984, then CEO of CGR-ultrasonic, before being appointed chief operating officer of Thomson Multimedia.

In 1998, Patrick was named CEO of consulting firm Défense Conseil International, then associate partner in the firm Prescott in 2000.

Patrick joined the Sagem group in 2002 as vice president, strategy with the Defense & Security division. In 2005 he was named executive vice president of Sagem Défense Sécurité, also taking responsibility for Sagem Orga.

	Patrick Samier holds the rank of Chevalier in the National Order of Merit

	**Joël Berkoukchi** nominated as **Chairman and CEO of Messier Services International,** Effective February 1, 2008. 42 – INSA Toulouse (89) - IEA-Paris Joël Berkoukchi started his career in 1989 as systems engineer with Sextant Avionique, then moved to the customer support division for Central Europe and the Middle East. In 1996, Joël moved to Thomson CSF, where he was named vice president sales and marketing, French programs and European cooperation in 1998. In 2000 he joined Messier-Dowty as vice president programs for the Airbus business unit. He was then named head of the Airbus and European programs business unit.

Page 1 = home page

Communications
Sagem Mobiles

La branche Communications du Groupe SAFRAN rassemble les activités de téléphonie mobile de la société « Sagem Mobiles » et de ses filiales.

Sagem Mobiles conçoit, développe, fabrique et commercialise sous la marque SAGEM une large gamme de téléphones mobiles ainsi que leurs équipements associés. Sa capacité d'innovation, des compétences techniques prouvées, un niveau de qualité reconnu ont permis à Sagem Mobiles de développer sa présence sur ses marchés et d'occuper, seul ou en partenariat, des positions internationales. Sagem Mobiles déploie par ailleurs une activité ODM (Original Design Manufacturer) au sein de laquelle sont développés des téléphones mobiles pour le compte et sous la marque de partenaires.

Président-directeur général : Thierry Buffenoir

Chiffre d'affaires 2007 : 656 millions d'euros
Effectifs : 3 300 personnes (au 30 06 07) (à mettre à jour)

Téléphone : +33 (0) 1 58 11 14 00
Télécopie : +33 (0) 1 58 11 14 50
Siège social : Sagem Mobiles – 27, rue Leblanc – 75015 Paris - France

*Depuis le 25 janvier 2008, la société **Sagem Communications** n'appartient plus au Groupe SAFRAN. Spécialisé dans les activités de haut débit et de convergence, Sagem Communications a rejoint The Gores Group.*
Pour en savoir plus : www.sagem-communications.com

Cadre droite haut
Principaux produits et services
Téléphones mobiles
Accessoires
Outils de tests

2e cadre
Site Internet :
www.sagem.com/mobiles

Page 2

Communications
Autres filiales & partenariats

Ningbo Bird Sagem Electronics Corporation (NBBSE)
Ningbo Bird Sagem Electronics Corporation, filiale 50/50 de Sagem Mobiles et du constructeur chinois Bird, est implantée près de Shanghai. Elle produit des téléphones mobiles de technologie Sagem Mobiles, et réalise le développement de certains modèles, destinés au marché chinois.

Sagem Australasia Pty, Ltd.
Sagem Australasia Pty, Ltd., filiale de Sagem Mobiles située près de Sydney, couvre la zone

Océanie pour la commercialisation et le support de l'ensemble des produits de sa maison mère. Sagem Australasia Pty, Ltd. est également présent sur les marchés de la défense et de la sécurité, au travers des activités de Sagem Défense Sécurité et de Sagem Sécurité qu'il représente en Australie.

PRESS RELEASE

CLEAN SKY PROGRAMME TAKES OFF AT LAUNCH FORUM

5 February 2008 Brussels, Belgium - A new generation of greener, more environmentally efficient aircraft moved a step closer today, with the official launch of the Clean Sky JTI research programme, in Brussels.

The Clean Sky TAKE-OFF Forum today stems from a EU wide collaborative private-public partnership, which encourages the full participation of SMEs, universities and research centres as well as leading aeronautics industry, in the Clean Sky programme.

Clean Sky is one of Europe's largest research programmes, with a budget of €1.6 billion. It represents a joint commitment from the European Union and aeronautics industry to make air travel more sustainable, by encouraging the aeronautics manufacturers to develop and produce greener products.

At the Forum the European Commission and the aeronautics industry outlined how Clean Sky will develop a series of breakthrough technologies to reduce significantly the environmental impact of air transport.

European Science and Research Commissioner Janez Potočnik, ASD President Åke Svensson and Marc Ventre, Chairman of the Clean Sky Provisional Executive Committee (PEC) all stressed the importance of the Clean Sky JTI in terms of meeting the EC's environmental commitments, as well as conducting research leading to innovative technologies which will improve the environmental performance of the next generation of aircraft.

Commissioner Janez Potočnik said: "The challenges that stand before us today, such as boosting international competitiveness and tackling climate change, are common to all European countries, and research is a major part of the answer. We stand a better chance to making a difference if we work together. This is the basic logic behind the Clean Sky JTI and I am delighted that it is now underway and ready to start its work."

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Åke Svensson ASD President and CEO of SAAB welcomed the formal launch of Clean Sky noting: "Clean Sky will address two simple questions. How we fly and what we fly. The Carbon footprint aviation leaves behind is seen as not being acceptable and Clean Sky is an excellent way of addressing the challenges we face in developing more sustainable aviation

Chairman of the Clean Sky Provisional Executive Committee (PEC), and CEO of the Aerospace Propulsion Divisioh of SAFRAN, Marc Ventre believes: "The aerospace industry is highly aware of its environmental responsibilities and over the last few decades has contributed to a drastic reduction in both emissions and noise. Today, with traffic expected to keep growing, Clean Sky is paving the way for a new major step in this ongoing process. We are fully committed to meeting these very ambitious goals."

Clean Sky current membership incorporates 86 organisations from 16 countries, 54 industries, including 20 SMEs, 15 research centres and 17 universities.

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For further information, please contact:
Martin Todd (PR & Communications Manager)
Martin.todd@asd-europe.org - www.asd-europe.org
Tel: +32 2 775 81 33 - Fax: +32 2 775 81 12

Note to Editors

ASD, AeroSpace and Defence Industries Association of Europe represents the aeronautics, space, and defence industries in Europe. ASD has 32 member associations in 21 European countries, and represents over 2000 companies with a further 80 000 suppliers, many of which are SMEs.

The European Aeronautics, Space and Defence Industry at a glance:
Employment: around 640 900 in aerospace & defence
Industry Turnover: over €121 billion

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